EXHIBIT 21.1

QC Holdings, Inc.

A Kansas corporation

Subsidiaries (1)	Jurisdiction of Incorporation
QC Financial Services, Inc.	Missouri
QC Services, Inc.	Kansas
QC Properties, LLC (2)	Kansas
QC Financial Services of California, Inc. (2)	California
QC Financial Services of Texas, Inc. (2)	Kansas
Express Check Advance of South Carolina, LLC (2)	Tennessee
Financial Services of North Carolina, Inc. (2)	Delaware
QC Advance, Inc. (2)	Missouri
Cash Title Loans, Inc. (2)	Missouri

(1)	All subsidiaries are 100% owned.
(2)	Subsidiary of QC Financial Services, Inc.